UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant’s name into English)

Poseidonos & Foivis 2 Street 16674 Glyfada, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated December 7, 2023: DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No. 333-240014) that was filed with the U.S. Securities and Exchange Commission with an effective date of August 19, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2023

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

Exhibit 99.1

DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023

ATHENS – December 7, 2023 – Dynagas LNG Partners LP (NYSE: “DLNG”) (“the “Partnership”), an owner and operator of liquefied natural gas (“LNG”) carriers, today announced its results for the three and nine months ended September 30, 2023.

Nine months Highlights:

•

Net Income and Earnings per common unit (basic and diluted) of $25.4 million and $0.45, respectively;

•

Adjusted Net Income(1) of $15.5 million and Adjusted Earnings per common unit (1) (basic and diluted) of $0.18;

•

Adjusted EBITDA(1)  $67.0 million; and

•

97% fleet utilization(2).

Quarter Highlights:

•

Net Income of $1.4 million and Loss per common unit (basic and diluted) of $0.04;

•

Adjusted Net Income(1) of $3.1 million and Adjusted Earnings(1) per common unit (basic and diluted) of $0.01;

•

Adjusted EBITDA(1)  $20.4 million;

•

99.8% fleet utilization(2);

•

Declared and paid a cash distribution of $0.5625 per unit on its Series A Preferred Units (NYSE: “DLNG PR A”) for the period from May 12, 2023 to August 11, 2023 and $0.546875 per unit on the Series B Preferred Units (NYSE: “DLNG PR B”) for the period from May 22, 2023 to August 21, 2023;

•

Completed the scheduled dry-docks of the Yenisei River, Lena River and Arctic Aurora including installation of ballast water treatment equipment in accordance with current regulations;and

•

The Arctic Aurora was delivered under its new time charter party agreement with Equinor ASA ("Equinor") in September, 2023.

(1) Adjusted Net Income, Adjusted Earnings per common unit and Adjusted EBITDA are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and other related information.

(2) Please refer to Appendix B for additional information on how we calculate fleet utilization.

Subsequent Events:

•

Declared a quarterly cash distribution of $0.5625 on the Partnership’s Series A Preferred Units for the period from August 12, 2023 to November 11, 2023, which was paid on November 13, 2023 to all preferred Series A unit holders of record as of November 6, 2023;

•

Declared a quarterly cash distribution of $0.546875 on the Partnership’s Series B Preferred Units for the period from August 22, 2023 to November 21, 2023, which was paid on November 22, 2023 to all preferred Series B unit holders of record as of November 15, 2023; and

•

Pursuant to the terms of the Partnership’s Fourth Amended and Restated Agreement of Limited Partnership, from and including November 22, 2023, the applicable distribution rate for the Partnership’s Series B Preferred Units has been converted to a floating rate equal to a successor base rate comparable to the three-month LIBOR rate plus a spread of 5.593% per annum per $25.00 of liquidation preference per unit (the “Series B Distribution Rate”). The Partnership appointed Computershare Trust Company, N.A. to serve as the calculation agent for the Series B Preferred Units with respect to the determination of the applicable Series B Distribution Rate.

CEO Commentary:

We are pleased to report the results for the three and nine months ended September 30, 2023.

For the third quarter of 2023, we reported Net Income of $1.4 million, Adjusted Net Income of $3.1 million and Adjusted EBITDA of $20.4 million.

All six LNG carriers in our fleet are operating under long-term charters with international gas companies with an average remaining contract term of approximately 7.2 years. Barring any unforeseen events, the Partnership will have no contractual vessel availability until 2028. Our estimated contract backlog currently stands at approximately $1.16 billion equating to approximately $193 million per vessel as of December 7, 2023.

The Arctic Aurora was delivered under a new three-year time charter party agreement with Equinor ASA in September, 2023 and we expect her to continue to generate solid cash flow contribution to the Partnership.

We remain committed to our strategy of creating equity value through reducing debt and have since September 2019, repaid $242.4 million in debt, which includes two voluntary loan prepayments of $18.7 million and $31.3 million, effected on October 12, 2022 and March 27, 2023, respectively, in agreement with the lenders of our $675 million credit facility. Since December 31, 2019 we have reduced our net leverage ratio from 6.6 to 4.1, while also increasing our book equity value by 40%, to $441 million. The current debt outstanding under our $675 million credit facility is approximately $432.6 million. One of our main priorities going forward is to refinance the partnerships debt.

We strongly believe in the long term role of natural gas as a vital energy source. Part of its sustained demand stems from its comparatively low emission profile upon combustion and its capacity to generate power swiftly and effectively as and when needed. This is further supported by the existence of a well-developed global infrastructure facilitating its production, transportation, storage, and consumption.

Russian Sanctions Developments

Due to the ongoing Russian conflict with Ukraine, the United States (“U.S.”), European Union (“E.U.”), Canada and other Western countries and organizations have announced and enacted numerous sanctions against Russia to impose severe economic pressure on the Russian economy and government.

As of today’s date:

•

Current U.S. and E.U. sanctions regimes do not materially affect the business, operations, or financial condition of the Partnership and, to the Partnership’s knowledge, its counterparties are currently performing their obligations under their respective time charters in compliance with applicable U.S. and E.U. rules and regulations; and

•

Sanctions legislation continually changes and the Partnership continues to monitor such changes as applicable to the Partnership and its counterparties.

The full impact of the commercial and economic consequences of the Russian conflict with Ukraine is uncertain at this time.  The Partnership cannot provide any assurance that any further development in sanctions, or escalation of the Ukraine conflict more generally, will not have a significant impact on its business, financial condition or results of operations. Please see the section of this press release entitled “Forward Looking Statements.”

Financial Results Overview:

	Three Months Ended		Nine Months Ended
(U.S. dollars in thousands, except per unit data)	September 30, 2023 (unaudited)	September 30, 2022 (unaudited)	September 30, 2023 (unaudited)	September 30, 2022 (unaudited)
Voyage revenues	$37,012	$29,914	$111,928	$96,593
Net Income	$1,380	$7,393	$25,410	$42,392
Adjusted Net Income (1)	$3,133	$4,530	$15,494	$23,631
Operating income	$9,394	$4,421	$47,036	$29,093
Adjusted EBITDA(1)	$20,384	$19,998	$66,963	$65,876
Earnings/(Loss) per common unit	$(0.04)	$0.12	$0.45	$0.92
Adjusted Earnings per common unit (1)	$0.01	$0.04	$0.18	$0.41

(1) Adjusted Net Income, Adjusted EBITDA and Adjusted Earnings per common unit are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Three Months Ended September 30, 2023 and 2022 Financial Results

Net Income for the three months ended September 30, 2023 was $1.4 million as compared to a Net Income of $7.4 million for the corresponding period of 2022, which represents a decrease of $6.0 million, or 81.1%. The decrease in Net Income for the three months ended September 30, 2023 was mainly attributable to the increase in vessels’ operating expenses, as well as to the dry-docking and special survey costs attributable to the scheduled dry-docks of the Yenisei River, the Lena River and the Arctic Aurora, which were completed in August 2023 (Yenisei River) and September 2023 (Lena River and Arctic Aurora), and to the decrease in interest rate swap gains and the increase in the interest and finance costs. The decrease in Net income was partly compensated by the increase in Voyage revenues and Revenues from contracts with customers as explained below.

Adjusted Net Income (a non- GAAP financial measure) for the three months ended September 30, 2023 was $3.1 million as compared to $4.5 million for the corresponding period of 2022, which represents a net decrease of $1.4 million, or 31.1%.  This decrease is mainly attributable to the increase of interest and finance costs compared to the corresponding period of 2022 which excludes the effect of the realized gain of $6.5 million on the interest rate swap in the third quarter of 2023. Including the effect of the realized gain on the interest rate swap, Adjusted Net Income and Adjusted Earnings per common unit for the three months ended September 30, 2023 amount to $9.6 million and $0.18, respectively.

Voyage revenues for the three months ended September 30, 2023 were $37.0 million as compared to $29.9 million for the corresponding period of 2022, which represents a net increase of $7.1 million or 23.7%, which is mainly attributable to the increase in the non-cash deferred revenue amortization relating to the new time charter party agreement of the Arctic Aurora as well as the increase in  available days of the Amur River and the Ob River for the three months ended September 30, 2023 compared to the corresponding period of 2022, due to their scheduled dry-docks which were completed in the third quarter of 2022. The increase in voyage revenues was partly offset by the decrease in the available days of the Yenisei River, the Lena River and the Arctic Aurora in the third quarter of 2023 due to their abovementioned scheduled dry-docks which were completed in this quarter. The Partnership additionally received in the third quarter of 2023 Revenues from contracts with customers of $11.6 million which represents income from the time charterers of certain of its vessels for the dry-docking and special survey costs of these vessels,

The Partnership reported average daily hire gross of commissions(1) of approximately $68,800 per day per vessel in the three-month period ended September 30, 2023, compared to approximately $61,560 per day per vessel for the corresponding period of 2022. The Partnership’s vessels operated at 99.8% fleet utilization during the three-month period ended September 30, 2023.

Vessel operating expenses were $10.6 million, which corresponds to a daily rate per vessel of $19,288 in the three-month period ended September 30, 2023, as compared to $7.0 million, or a daily rate per vessel of $12,743, in the corresponding period of 2022. This increase is mainly attributable to the increased engine overhauling costs on the Arctic Aurora, Yenisei River and the Lena River incurred during the three- month period ending September 30, 2023 compared to the corresponding period in 2022.

Adjusted EBITDA (a non- GAAP financial measure) for the three months ended September 30, 2023 was $20.4 million, as compared to $20.0 million for the corresponding period of 2022.

Net interest and finance costs were $9.2 million in the three months ended September 30, 2023 as compared to $7.4 million in the corresponding period of 2022, which represents an increase of $1.8 million, or 24.3%, due to the increase in the weighted average interest rate in the three- month period ending September 30, 2023, compared to the corresponding period in 2022, which was partly counterbalanced by the reduction in interest bearing debt as compared to the corresponding period of 2022.

For the three months ended September 30, 2023, the Partnership reported basic and diluted Loss per common unit and Adjusted Earnings per common unit (a non- GAAP financial measure) of $0.04 and $0.01, respectively, after taking into account the effect of the distributions relating to the Series A Preferred Units and the Series B Preferred Units on the Partnership’s Net Income/Adjusted Net Income. Loss per common unit and Adjusted Earnings per common unit, basic and diluted, are calculated on the basis of a weighted average number of 36,802,247 common units outstanding during the period and in the case of Adjusted Earnings per common unit after reflecting the impact of certain adjustments presented in Appendix B of this press release.

Adjusted Net Income, Adjusted EBITDA, and Adjusted Earnings per common unit are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Amounts relating to variations in period on period comparisons shown in this section are derived from the condensed financials presented below.

(1) Average daily hire gross of commissions is a non-GAAP financial measure, and represents voyage revenue excluding the non-cash time charter deferred revenue amortization, divided by the Available Days in the Partnership’s fleet as described in Appendix B.

Liquidity/ Financing/ Cash Flow Coverage

During the three months ended September 30, 2023, the Partnership generated net cash from operating activities of $21.8 million as compared to $10.9 million in the corresponding period of 2022, which represents an increase of $10.9 million, or 100% mainly as a result of working capital changes.

As of September 30, 2023, the Partnership reported total cash of $64.9 million. The Partnership’s outstanding indebtedness as of September 30, 2023 under the $675 million credit facility amounted to $431.2 million, including unamortized deferred loan fees, which is all repayable within one year as of September 30, 2023.

As of September 30, 2023, the Partnership had unused availability of $30.0 million under its interest-free $30.0 million revolving credit facility with its Sponsor, Dynagas Holding Ltd., which was available to the Partnership until November 14, 2023, and was not subsequently renewed.

Vessel Employment

As of September 30, 2023, the Partnership had estimated contracted time charter coverage(1) for 100% of its fleet estimated Available Days (as defined in Appendix B) for 2023, 2024, 2025, 2026 and 2027.

As of the same date, the Partnership’s estimated contracted revenue backlog (2) (3) was $1.16 billion, with an average remaining contract term of 7.2 years.

(1) Time charter coverage for the Partnership’s fleet is calculated by dividing the fleet contracted days on the basis of the earliest estimated delivery and redelivery dates prescribed in the Partnership’s current time charter contracts, net of scheduled class survey repairs by the number of expected Available Days during that period.

(2) The Partnership calculates its estimated contracted revenue backlog by multiplying the contractual daily hire rate by the expected number of days committed under the contracts (assuming earliest delivery and redelivery and excluding options to extend), assuming full utilization. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods disclosed due to, for example, dry-docking and/or special survey downtime, maintenance projects, off-hire downtime and other factors that result in lower revenues than the Partnership’s average contract backlog per day.

(3) $0.12 billion of the revenue backlog estimate relates to the estimated portion of the hire contained in certain time charter contracts with Yamal Trade Pte. Ltd, which represents the operating expenses of the respective vessels and is subject to yearly adjustments on the basis of the actual operating costs incurred within each year. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the yearly variations in the respective vessel’s operating costs.

Conference Call and Webcast:

As announced, the Partnership’s management team will host a conference call on December 8, 2023 at 10:00 a.m. Eastern Time to discuss the Partnership’s financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877-405-1226 (US Toll Free Dial-In), or +1 201-689-7823 (US International Dial-In). To access the conference call, please reference call ID number 13742965 or "Dynagas" to the operator. For additional participant International Toll- Free access numbers, click here.

Audio Webcast - Slides Presentation:

There will be a live and then archived webcast of the conference call and accompanying slides, available through the Partnership’s website. To listen to the archived audio file, visit our website http://www.dynagaspartners.com and click on Webcast under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on our financial results of the third  quarter ended September 30, 2023 financial results will be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the Partnership’s website http://www.dynagaspartners.com on the webcast page. Participants to the webcast can download the PDF presentation.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP. (NYSE: “DLNG”) is a master limited partnership which owns and operates liquefied natural gas (LNG) carriers employed on multi-year charters. The Partnership’s current fleet consists of six LNG carriers, with an aggregate carrying capacity of approximately 914,000 cubic meters.

Visit the Partnership’s website at www.dynagaspartners.com. The Partnership’s website and its contents are not incorporated into and do not form a part of this release.

Contact Information:

Dynagas LNG Partners LP
Attention: Michael Gregos
Tel. +30 210 8917960
Email: management@dynagaspartners.com

Investor Relations / Financial Media:
Nicolas Bornozis
Markella Kara

Capital Link, Inc.
230 Park Avenue, Suite 1540

New York, NY 10169
Tel. (212) 661-7566
E-mail: dynagas@capitallink.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “project,” “will,” “may,” “should,” “expect,” “expected,” “pending” and similar expressions identify forward-looking statements. These forward- looking statements are not intended to give any assurance as to future results and should not be relied upon.

The forward-looking statements in this press release are based upon various assumptions and estimates, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed, expressed or implied, in the forward- looking statements include, but are not limited to, the strength of world economies and currency fluctuations, general market conditions, including fluctuations in charter rates, ownership days, and vessel values, changes in supply and demand for liquefied natural gas (LNG) shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental laws, rules and regulations or actions taken by regulatory authorities, economic, regulatory, political and governmental conditions that affect the shipping and the LNG industry, potential liability from pending or future litigation, and potential costs due to environmental damage and vessel collisions, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events, or international hostilities, including the recent escalation of the Israel-Gaza conflict and potential spillover effects throughout the Middle East, vessel breakdowns, instances of off-hires, the length and severity of epidemics and pandemics, including COVID-19, the impact of public health threats and outbreaks of other highly communicable diseases, the impact of the discontinuance of the London Interbank Offered Rate, or, LIBOR, on June 30, 2023 on any of our debt referencing LIBOR in the interest rate, the amount of cash available for distribution, and other factors. Due to the ongoing Russian conflict with Ukraine, the United States, the European Union, Canada and other Western countries and organizations have announced and enacted numerous sanctions against Russia to impose severe economic pressure on the Russian economy and government. The full impact of the commercial and economic consequences of the Russian conflict with Ukraine are uncertain at this time. Although currently there has been no material impact on the Partnership, potential consequences of the sanctions that could impact the Partnership’s business in the future include but are not limited to: (1) limiting and/or banning the use of the SWIFT financial and payment system that would negatively affect payments under the Partnership’s existing vessel charters; (2) the Partnership’s counterparties being potentially limited by sanctions from performing under its agreements; and (3) a general deterioration of the Russian economy. In addition, the Partnership may have greater difficulties raising capital in the future, which could potentially reduce the level of future investment into its expansion and operations. The Partnership cannot provide any assurance that any further development in sanctions, or escalation of the Ukraine situation more generally, will not have a significant impact on its business, financial condition, or results of operations.

Please see the Partnership’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

APPENDIX A

DYNAGAS LNG PARTNERS LP

Condensed Consolidated Statements of Income

(In thousands of U.S. dollars except units and per unit data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2023 (unaudited)	2022 (unaudited)	2023 (unaudited)	2022 (unaudited)
REVENUES
Voyage revenues	$37,012	$29,914	$111,928	$96,593
Revenues from contracts with customers	$11,602	-	$11,602	-

EXPENSES
Voyage expenses (including related party)	(1,176)	(876)	(2,694)	(2,252)
Vessel operating expenses	(10,647)	(7,034)	(26,037)	(22,012)
Dry-docking and special survey costs	(17,260)	(7,406)	(17,650)	(12,791)
General and administrative expenses (including related party)	(478)	(586)	(1,470)	(2,039)
Management fees -related party	(1,611)	(1,564)	(4,779)	(4,640)
Depreciation	(8,048)	(8,027)	(23,864)	(23,766)
Operating income	9,394	4,421	47,036	29,093
Interest and finance costs, net	(9,203)	(7,441)	(27,605)	(18,479)
Loss on debt extinguishment	0		(154)
Gain on derivative instruments	1,195	10,243	6,218	31,474
Other, net	(6)	170	(85)	304
Total other expenses	(8,014)	2,972	(21,626)	13,299
Net income	$1,380	$7,393	$25,410	$42,392
Earnings/(Loss) per common unit (basic and diluted)	(0.04)	0.12	0.45	0.92
Weighted average number of units outstanding, basic and diluted:
Common units	36,802,247	36,802,247	36,802,247	36,802,247

DYNAGAS LNG PARTNERS LP

Consolidated Condensed Balance Sheets

(Expressed in thousands of U.S. Dollars—except for unit data)

	September 30, 2023 (unaudited)	December 31, 2022 (unaudited)
ASSETS:
Cash and cash equivalents and restricted cash (current and non-current)	$64,911	79,868
Derivative financial instrument (current and non-current)	23,002	34,877
Due from related party (current and non-current)	1,350	1,350
Other current assets	16,230	3,079
Vessels, net	805,475	825,105
Other non-current assets	5,878	3,433
Total assets	$916,846	947,712

LIABILITIES
Total long-term debt, net of deferred financing costs	$431,188	497,033
Total other current liabilities	42,207	22,546
Due to related party (current and non-current)	702	1,472
Total other non-current liabilities	2,080	2,730
Total liabilities	$476,177	523,781

PARTNERS’ EQUITY
General partner (35,526 units issued and outstanding as at September 30, 2023 and December 31, 2022)	95	78
Common unitholders (36,802,247 units issued and outstanding as at September 30, 2023 and December 31, 2022)	313,860	297,139
Series A Preferred unitholders: (3,000,000 units issued and outstanding as at September 30, 2023 and December 31, 2022)	73,216	73,216
Series B Preferred unitholders: (2,200,000 units issued and outstanding as at September 30, 2023 and December 31, 2022)	53,498	53,498
Total partners’ equity	$440,669	423,931

Total liabilities and partners’ equity	$$916,846	$947,712

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Cash flows from Operating Activities:
Net income:	$1,380	$7,393	$25,410	$42,392
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	8,048	8,027	23,864	23,766
Amortization of deferred financing fees	409	511	1,271	1,558
Deferred revenue amortization	(2,765)	(81)	(10,062)	(240)
Amortization and write-off of deferred charges	55	55	162	162
Loss on debt extinguishment	—	—	154	—
Gain on derivative financial instrument	(1,195)	(10,243)	(6,218)	(31,474)
Dry-docking and special survey costs	17,260	7,406	17,650	12,791
Changes in operating assets and liabilities:
Trade accounts receivable	7,959	(243)	(548)	(806)
Prepayments and other assets	(616)	(211)	(5,653)	(766)
Inventories	1,160	1,842	151	89
Due from/ to related parties	244	3,049	(770)	1,713
Deferred charges	66	0		0
Trade accounts payable	(1,151)	(5,099)	(178)	(4,551)
Accrued liabilities	1,325	566	497	1,370
Unearned revenue	(10,407)	(2,103)	(1,524)	(2,103)
Net cash from Operating Activities $	21,772	$10,869	$44,206	$43,901

Cash flows from Investing Activities
Ballast water treatment system installation	(1,343)	(1,005)	(1,429)	(1,590)
Net cash used in Investing Activities	(1,343)	$(1,005)	(1,429)	$(1,590)

Cash flows from Financing Activities:
Issuance of common units, net of issuance costs	—	—	—	—
Payment of securities registration and other filing costs	—	—	—	—
Distributions declared and paid	(2,891)	(2,891)	(8,672)	(8,672)
Repayment of long-term debt	(12,000)	(12,000)	(67,270)	(36,000)
Receipt/ (Payment) of derivative instruments	6,475	2,528	18,208	3,080
Net cash used in Financing Activities	(8,416)	$(12,363)	$(57,734)	$(41,592)

Net increase / (decrease) in cash and cash equivalents	12,013	(2,499)	(14,957)	719
Cash and cash equivalents and restricted cash at beginning of the period	64,911	$97,734	64,911	$97,734
Cash and cash equivalents at end of the period	$64,911	$79,868	$64,911	$79,868

APPENDIX B

Fleet Statistics and Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

	Three Months Ended September 30,		Nine Months Ended September 30,
(expressed in United states dollars except for operational data)	2023	2022	2023	2022
Number of vessels at the end of period	6	6	6	6
Average number of vessels in the period (1)	6	6	6	6
Calendar Days (2)	552.0	552.0	1638.0	1638.0
Available Days (3)	497,8	484.6	1583.8	1535.2
Revenue earning days (4)	496.8	484.6	1537,4	1535.2
Time Charter Equivalent Rate (5)	$71,989	$59,917	$68,970	$61,453
Fleet Utilization (4)	99.8%	100%	97.1%	100%
Vessel daily operating expenses (6)	$19,288	$12,743	$15,896	$13,438

       (1)  Represents the number of vessels that constituted the Partnership’s fleet for the relevant period, as measured by the sum of the number of days that each vessel was a part of the Partnership’s fleet during the period divided by the number of Calendar Days (defined below) in the period.

       (2) “Calendar Days” are the total days that the Partnership possessed the vessels in its fleet for the relevant period.

       (3) “Available Days” are the total number of Calendar Days that the Partnership’s vessels were in its possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs or dry-dockings.

       (4)  The Partnership calculates fleet utilization by dividing the number of its Revenue earning days, which are the total number of Available Days of the Partnership’s vessels net of unscheduled off-hire days (which do not include positioning or repositioning days for which compensation has been received) during a period by the number of Available Days. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, dry-dockings, or special or intermediate surveys.

       (5)  Time charter equivalent rate (“TCE rate”) is a measure of the average daily revenue performance of a vessel. For time charters, we calculate TCE rate by dividing total voyage revenues, less any voyage expenses, by the number of Available Days during the relevant time period. Under a time charter, the charterer pays substantially all vessel voyage related expenses. However, the Partnership may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP financial measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, the TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (such as time charters, voyage charters) under which the vessels may be employed between the periods and to assist the Partnership’s management in making decisions regarding the deployment and use of the Partnership’s vessels and in evaluating their financial performance. The Partnership’s calculation of TCE rates may not be comparable to that reported by other companies due to differences in methods of calculation. The following table reflects the calculation of the Partnership’s TCE rates for the three and nine months ended September 30, 2023 and 2022 (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and Available Days):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
(In thousands of U.S. dollars, except for Available Days and TCE rate)
Voyage revenues	$37,012	$29,914	$111,928	$96,593
Voyage Expenses *	(1,176)	(876)	(2,694)	(2,252)
Time Charter equivalent revenues	$35,836	$29,038	$109,234	$94,341
Available Days	497.8	484.6	1,583.8	1535
Time charter equivalent (TCE) rate	$71,989	$59,917	$68,970	$61,453

*Voyage expenses include commissions of 1.25% paid to Dynagas Ltd., the Partnership’s Manager, and third-party ship brokers, when defined in the charter parties, bunkers, port expenses and other minor voyage expenses.

       (6)  Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, spares and repairs and flag taxes, are calculated by dividing vessel operating expenses by fleet Calendar Days for the relevant time period.

Reconciliation of Net Income to Adjusted EBITDA

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of U.S. dollars)	2023	2022	2023	2022
Net income	$1,380	$7,393	$25,410	$42,392
Net interest and finance costs (1)	9,203	7,441	27,605	18,479
Depreciation	8,048	8,027	23,864	23,766
Loss on Debt extinguishment	—	—	154	—
Gain on derivative financial instrument	(1,195)	(10,243)	(6,218)	(31,474)
Class survey costs net of Revenues from contracts with customers	5,658	7,406	6,048	12,791
Amortization of deferred revenue	(2,765)	(81)	(10,062)	(240)
Amortization and write-off of deferred charges	55	55	162	162
Adjusted EBITDA	$20,384	$19,998	$66,963	$65,876

(1) Includes interest and finance costs and interest income, if any.

The Partnership defines Adjusted EBITDA as earnings before interest and finance costs, net of interest income (if any), gains/losses on derivative financial instruments, taxes (when incurred), depreciation and amortization (when incurred), dry-docking and special survey costs net of Revenues from contracts with customers and other non-recurring items (if any). Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s operating performance.

The Partnership believes that Adjusted EBITDA assists its management and investors by providing useful information that increases the ability to compare the Partnership’s operating performance from period to period and against that of other companies in its industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or against companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possible changes in financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength.

Adjusted EBITDA is not intended to and does not purport to represent cash flows for the period, nor is it presented as an alternative to operating income. Further, Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA, as presented above, may not be comparable to similarly titled measures of other businesses because they may be defined or calculated differently by those other businesses. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with GAAP. Any non-GAAP financial measures should be viewed as supplemental to, and should not be considered as alternatives to, GAAP measures including, but not limited to net earnings (loss), operating profit (loss), cash flow from operating, investing and financing activities, or any other measure of financial performance or liquidity presented in accordance with GAAP.

Reconciliation of Net Income to Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of U.S. dollars except for units and per unit data)	2023	2022	2023	2022
Net Income	$1,380	$7,393	$25,410	$42,392
Amortization of deferred revenue	(2,765)	(81)	(10,062)	(240)
Amortization and write- off of deferred charges	55	55	162	162
Class survey costs net Revenues from contracts with customers	5,658	7,406	6,048	12,791
Loss on Debt extinguishment	—	—	154	—
Gain on derivative financial instrument	(1,195)	(10,243)	(6,218)	(31,474)
Adjusted Net Income	$3,133	$4,530	$15,494	$23,631
Less: Adjusted Net Income attributable to preferred unitholders and general partner	(2,903)	(2,892)	(8,691)	(8,687)
Common unitholders’ interest in Adjusted Net Income	$230	$1,638	$6,803	$14,944
Weighted average number of common units outstanding, basic and diluted:	36,802,247	36,802,247	36,802, 247	36,802,247
Adjusted Earnings per common unit, basic and diluted	$0.01	$0.04	$0.18	$0.41

Adjusted Net Income represents net income before non-recurring expenses (if any), charter hire amortization related to time charters with escalating time charter rates, amortization of deferred charges, class survey costs net of Revenues from contracts with customers and changes in the fair value of derivative financial instruments. Net Income available to common unitholders represents the common unitholders interest in Adjusted Net Income for each period presented. Adjusted Earnings per common unit represents Net Income available to common unitholders divided by the weighted average common units outstanding during each period presented.

Adjusted Net Income, Net Income available to common unitholders and Adjusted Earnings per common unit, basic and diluted, are not recognized measures under U.S. GAAP and should not be regarded as substitutes for net income and earnings per unit, basic and diluted. The    Partnership’s definitions of Adjusted Net Income, Net Income available to common unitholders and Adjusted Earnings per common unit, basic and diluted, may not be the same at those reported by other companies in the shipping industry or other industries. The Partnership believes that the presentation of Adjusted Net Income and Net income available to common unitholders are useful to investors because these measures facilitate the comparability and the evaluation of companies in the Partnership’s industry. In addition, the Partnership believes that Adjusted Net Income is useful in evaluating its operating performance compared to that of other companies in the Partnership’s industry because the calculation of Adjusted Net Income generally eliminates the accounting effects of items which may vary for different companies for reasons unrelated to overall operating performance. The Partnership’s presentation of Adjusted Net Income, Net Income available to common unitholders and Adjusted Earnings per common unit does not imply, and should not be construed as an inference, that its future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with GAAP.